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                            February 28, 2024

       Zonghan Wu
       Chief Executive Officer
       SSHT S&T Group Ltd.
       46 Reeves Road, Pakuranga
       Auckland, New Zealand, 2010

                                                        Re: SSHT S&T Group Ltd.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed February 16,
2024
                                                            File No. 333-271831

       Dear Zonghan Wu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2024 letter.

       Amendment No. 8 to Registration Statement on Form S-1

       Summary Compensation Table, page 37

   1. We note your revisions to the summary compensation table pursuant to comment 4.
                                                        However, the remainder
of the information in this section (such as outstanding equity awards and options and
stock appreciation rights) have not been updated as of the most recently completed
fiscal year. Please revise accordingly.
 Zonghan Wu
FirstName
SSHT S&TLastNameZonghan   Wu
          Group Ltd.
Comapany28,
February  NameSSHT
            2024     S&T Group Ltd.
February
Page 2 28, 2024 Page 2
FirstName LastName
       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Jeff Turner, Esq.